Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 333-258431

Date: November 29, 2021

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV (“dMY IV”) with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

On November 22, 2021, Niccolo de Masi, Director and Chief Executive Officer of dMY IV, and Will Marshall, Co-Founder and Chief Executive Officer of Planet, discussed Planet and the proposed business combination between dMY IV and Planet on the Moor Insights & Strategy Podcast. A copy of the transcript is set forth below.

Talking Planet Labs with CEO Will Marshall & dMY Technology…

Patrick Moorhead

Hi, this is Pat Moorhead with Moor Insights & Strategy and we are here for another episode of an insider video podcast. And as you know on insider podcast, we have the top companies with the most influential executives out there. And we are going to talk about Planet. I’m here with Will Marshall, Planet co-founder and CEO, and dMY Technology CEO Niccolo de Masi. How are you, gentlemen?

Will Marshall - Planet

Okay, thanks. It’s good to be here.

Niccolo de Masi - dMY Technology

Couldn’t be better.

Patrick Moorhead

I know. I mean, there’s nothing I’d rather be doing on a Monday right before Thanksgiving. Here we are. The cool part is that space is cool. And even cooler is data in space. And that’s exactly what we’re here to talk about. Everybody is talking about Planet I’ve seen road shows, videos. I was on the Barclays videos, you had your investor day and I just really appreciate the time that you’re investing here today. So you know, Will and Niccolo, I know I, I introduced you, but can you tell me a little bit about kind of what you do?

Will Marshall - Planet

Well, so I can kick it off Niccolo, or do you want to kick it off?

Niccolo de Masi - dMY Technology

You should go for it.

Will Marshall – Planet

Oh, yeah, planet, we have the satellites at 200 satellites in orbit to scan the entire Earth’s landmass once per day, it’s a totally new system. No one’s ever had that scan, useful for a wide range of applications. It’s really a data company, as you point out, so we have all the space, finesse. And I can geek out on that as a space geek for hours. But it’s a data business. So we, we don’t sell satellites, we sell the imagery. And they derive information from that like extracting out boats and rows and buildings and things from the imagery to people. And it goes straight into their workflows. So we actually liken it to a Bloomberg terminal. But for Earth data, because people come in set up their own little environment, their areas of interest, their analytics of interest, and then those work streams feed into their workflow to enable them to make smarter decisions on a day to day basis. I could talk about a wide variety of applications, but yes, I mean…

Patrick Moorhead

We’re gonna get into that, we’re gonna get into that Will can’t steal your future thunder. So Niccolo, what is dMY Technology?

Niccolo de Masi - dMY Technology

Well, we’re the number one best performing SPAC franchise, in the in the world right now, if you look at post share price performance, I like to say we get a better business every time. So this is our fourth SPAC. And I have no doubt that Planet will break new records here in the fullness of time. You know, we learn every time we do one of these deals and Will’s business, I have to sort of say this early, and I can’t say it often enough, it has the largest lead we have ever had the pleasure of working with in our career. A lot of other businesses, you know, you probably ran into Pat, have kind of a one or two year coding advantage. Will’s business and all of our diligence, it probably has a five to seven year lead. If you look at how long it takes to design satellites, get them up in the air, build software platforms on top of hardware, I mean Will’s businesses, I think is the most remarkable company that most people have yet to hear of. That’s what we’re here to talk about. Ultimately, this is kind of a business that I think will look like an Apple or a Tesla, you know, this decade, later this decade. They control their own platform. He designed and builds his own satellites in house. He’s built software and AI systems on top of it. And it all comes off this awesome business model of a kind of a one to many data subscription business. But it’s proprietary data. Right. I mean, it’s unfashionable to say this these days, but Will has a monopoly on whole Earth data. Right. So it’s kind of the ultimate price giving ultimate all weather business. And we’re really excited to be here.

Patrick Moorhead

Wow, we’re coming out strong here, guys. We can just do the mic drop right now. Right? No, no, really, let’s dig in here. And Will maybe from your point of view, and I know Niccolo had a great… How do you fit into this field? I mean, it seems to me it’s maturing, kind of. We’ve seen a couple companies go out. How are you different?

Will Marshall - Planet

Well, the most important thing is that we have 200 satellites that scan the entire land mass of the Earth once per day. So no one else has a system like that. We decided that when we left NASA to build the system, that more regular imagery of the whole planet was really important. And that would take launching a couple of 100 satellites. So we have 200 satellites in orbit, the largest Earth imaging satellite constellation ever, and it’s not just a little bit larger than the other ones is about 10 to 20x larger than the biggest other players just in terms of sheer numbers of satellites, but also our satellites are great in, you know the cost performance we’ve done is just tremendous. We’ve done about a 10,000x improvement in STATA per day for satellite. And that’s through a thing called we call agile aerospace, we design and build the satellites and operate satellites in house. And therefore, we can constantly iterate the radios and the camera systems and hard drives and the processes and all the other gadgets in there to be the best systems. On average, in the last four years, we’ve had four rockets per year. So every three months, roughly, we’re putting new satellites into space. And every time we do we iterate the capability, just last year, we saw a five fold improvement in data per day per satellite for the same cost of the satellites. So we’re on that Moore’s law of constant improvements. We’ve basically been learning what the software did, and industry did with Agile Software and apply that to space, we call it agile aerospace. And that’s what leads us to produce more satellites producing more data that then is the backbone of being able to serve a lot of industries with value proposition which we’ll get into.

Patrick Moorhead

Well, that’s exciting. And it sounds like, you know, it’s funny, I knew we said this up front, but, but it sounds like not only are you exceeding on some of these physical instantiations, like the number of satellites and the amount of data. I mean you’re a data company. So how does your business work? I mean, a lot, I see a lot of people shooting up satellites. But, you know, is it a data? Do you subscribe this data? Or is it just like an ETL of the data? How does that work?

Will Marshall - Planet

Absolutely, you subscribe to areas of interest. So I could give you a few examples, like in agriculture, you know, we serve the biggest companies in agriculture, and they use it to monitor large numbers of farmers’ fields, and then help provide intelligence to those farmers to help improve crop yields, we can see an improvement, typically 20 to 40% in crop yield. Well, that’s a big deal for a trillion dollar industry like agriculture. So this is where big data and AI and leveraging and improving the capabilities of those whole industries. And I could, I could name a dozen other industries that it’s relevant to, but that’s what gives you sort of use cases. It’s data that’s enabling smarter decisions. And so yes, that data, once they set it up, you know, in their, in our interface with their areas of interest at time of interest, their analytics that they want to pull out in, in that case, crop yield, basically on a square, three by three meter square area of every farm field, so that they can then provide that intelligence, they set that up, and then it just runs on a subscription basis, and we get paid on a volumetric basis for the data. So how much how many areas? How many kilometers squared of imagery do we provide per day?

Patrick Moorhead

So Niccolo from an investment standpoint? And I know this sounds like just a completely ignorant, leading the witness question, but why is data important from an investment point of view?

Niccolo de Masi - dMY Technology

We’ve traditionally seen data businesses to fare the best in pretty much any kind of economy, any kind of a macro economic backdrop. If you think about how many ways there are to win for this business, you know, Will has some slides you might be able to show here. But you know, we did our diligence, obviously, a couple years ago, I’ve been in love with Will’s business for a long time, just because I think that he can get from the kind of nine figures of revenue, he has today, to 10 figures of revenue on any one of half a dozen to a dozen different verticals that he’s already servicing. I mean, he’s effectively turning whole Earth data into something you can access, you know, off a website, and off your phone. Right, you know, 10 years ago, this was the sort of preserve of governments and three letter agencies. And he’s effectively democratizing that, you know, for everybody. What we love about, you know, business like Wills, is that the raw data is valuable, the more software and kind of AI he builds on top of that, the more use cases he can serve up. And frankly, the more customers he can capture. And so it’s not an understatement to say that I really believe that Planet will become a household name, I believe it will be a verb. And I think that ultimately, the whole fortune thousand are going to be customers and probably beyond that as well. You know, with this one to many data model, he can effectively serve the same data up to even small businesses and kind of you know, people like yourself Pat, like Bloomberg terminals, went from six, you know, six, seven figure contracts to now something that people pay for, you know, it’s private, and that will probably happen here, you know, over the course of this decade, right. So, this is a data company that ultimately I think if you look at the history of any value chain, space included, I’m happy for you to hold me to this Pat, it will become the most valuable space business. Because all the all the values in the data, it’s not in tourism. It’s in tourism, right? There’s a lot of ways to hitch a ride into orbit. Right? There’s a lot of ways that right to do various other things people are attempting in space. Only one person has a monopoly on whole Earth data here. And by the way, we’re not standing still, I mean, let’s give Will some time to talk about the roadmap because it’s, it’s very exciting. And I think that this is a business that’s going to ultimately suck all the oxygen out of the category. It already is the 800 pound gorilla of the space, it’s going to be the 900 pound gorilla, you know, from the capital we’re getting from this IPO.

Patrick Moorhead

Hey, before we jump into roadmap, I do want to talk about your customers. Let’s kind of go from the ethereal down to who is actually using your data. And by the way, for what it’s worth Niccolo on householder I do remember accidentally stumbled stumbling across Planet? Will you guys have taken some pictures of some missile silos that nobody had even known they existed. And I looked in the tiny corner who had that copyright, I was like, oh my gosh, this is Planet so I could easily I could easily see that happening, though. But how are your customers taking advantage of all this data? What are they doing with it?

Will Marshall - Planet

Well, maybe I can bring up a slide that has the vertical markets on it to just talk through one by one. And while that’s coming out, I mean, by the way, our data does shed light on world events. So you’re absolutely right. Many of the images you see in the news that helps explain that flooding, or those new missile silos, as you mentioned, or some event in COVID time. I mean, our data was the first to see all the world’s lockdown events like the people not on the streets in Wuhan, and then spreading about the world, or the pileup of planes in airports or ships outside of ports as they couldn’t do their normal business. We track those sort of things and help the world understand what’s going on. But these are the eight vertical markets we’re focused on and the left hand four is where the majority of our businesses, today over 90%, is in the left hand four so let me just briefly talk to each one. So in agriculture, we describe that a little bit we can actually tell because of our spectral bands crop yield effectively on a three by three meter area box of every farm and farmer’s fields represent about 25% of the landmass of the earth. So only we can do that sort of wide scale scan. And in on each three by three meter area, we’re helping that farmer determine when to add fertilizer, where to add water, when to harvest. And that sort of is what enables what score precision agriculture or digital agriculture enables these improvements in crop yields of 20 to 40%, and decrease of fertilizer use and other resources by similar amounts. So this is a big efficiency to a big industry and companies that don’t use is going to not be effective and competitive. In defense and intelligence, you already touched on a use case there, you know, of course, countries want to know, not just that science that they already know to look at. But if there’s new and emerging threats, and so are they to shed light on world events, and especially help countries to see things they didn’t already know. And we think that it’s really important for peace and security. And especially information tends to reduce tensions during adversities. And then with civil government, our data is useful for disaster management. So we’ve been recently helping some of the states in Germany with the flooding that happened there, that was the biggest case in 60 years, we helped some of the counties in California here, like with the wildfires, so we help with those first responders to those events, like which bridge is working which bridge is out with you know, where is the flooding extent and also help them do preventative work. So with California, we’re helping them determine where to add resources like fire lanes and other things that would prevent future fires. We also work with, uh, with counties and civil government on permit enforcement. So they often look at our data have people built in the place, wherever people have built, we can automatically detect buildings, have they got planning permission for those buildings, right. So think about it like a speed camera, but for permit enforcement. And then in mapping, that’s companies like Google that use our data to use it to improve the maps that you see online. Google does something really sophisticated. Every time they find something going out of date on a map they then task our high resolution satellite to take a picture. They automatically extract out the image of it from the image, the new train station or the new road or whatever it is, and then update the map you see online. So make this automated 10s of 1000s of times a year to keep the maps that you see online up to date. And the ones on the right hand side of vertical markets that we put there not so much because they’re big markets today, but because we think they’re big in the future. We do have clients there, you can see some of the logos in front of you. But let me just take finance, for example. We think our data has a lot of value in an alpha in commodities. So the same reason we can help agriculture companies, of course, we it means we can tell the crop yield from all the soy fields, or all the wheat fields across the whole world on a daily basis. Well, that’s pretty interesting to a hedge fund manager called pipe roadshow, several of the pipe investors brought along to the commodities trading desk, because they’re gonna be like he’s on this on the second meeting, to say like that was gonna be super valuable for us. But hedge funds don’t want pretty pictures they want right, theories calibrated data. We have some analytics already, as I said, we had for ships, some roads and buildings and crop yield, but we don’t have all the things for some of these clients. So it’s going to take time. So really what Planet, as we go public here, and we get a bunch of capital, it’s for sales and marketing for the left hand side, because all of their revenue over 100 million last year was built based on 21 reps last year. And we need lots more as Marc Benioff said I should, we should have 100 now. And on the right hand side, it’s software to go up the stack, to enable all those other vertical markets that can in principle, get value from the data, but you need to refine the data a bit more before it can really serve them. So that’s the quick story.

Patrick Moorhead

You know, as I hear you talking through that, I couldn’t help but to think about when the internet first kicked off, or when 3G came to the table. And everybody was wondering, oh, my gosh, what are we going to do with all this stuff? You know, in the end, kind of the debbie downers, or the glass half empty, people would be like, a lot of money going into something that makes no sense. And then the visionaries of the world actually made something. They did something with it. And I think, you know, if nothing short, I can be dramatic. But you know, kind of an iPhone moment. I mean, when Steve Jobs created the iPhone, this whole notion of applications wasn’t real. It was more of a, oh, wait a second, we’ve got applications for our own. What if we had other people? And then and then look, what happened to that. That was the feeling I got as we talked through that.

Will Marshall - Planet

I think that’s a very interesting point. I think it is a bit like an internet moment for space. And especially, especially space data, as you put it, and that’s the business. I think the iPhone analogy is also cool, because I’ve not heard of that way of thinking about it. But I think it’s cool because your phones went from, they can do a phone call, or maybe a text message as well, to all these other things. They can take pictures, they can tell you your location, they can give you maps, they can, you know, you have all these you can access the internet, which gives you basically answers to all the world’s information. That’s cool, right? And no one asked for an iPhone, I will hasten to add. No one was, Steve Jobs said, I think that’s gonna be really useful to lots of people. We did the same thing at Planet. I’m not trying to suggest we are Steve Jobs here, but we are trying to get a bunch of data that we thought that those farmers will be interested in. They’re not right now. But they will, we’re doing a lot of market expansion. And those civil governments didn’t realize they want that data for that permit enforcement, they were sending people out there who have been doing it. Now it saves them loads of money that helps funds the schools and, and hospitals in those counties, you know, like this, no one asked for the data that helps them with the fire response, but we’ve given our providers and that is helping them. So yes, we’re building lots of apps. And I think it’s a great big green field of opportunity sitting on top of this data stack. So yeah, I mean, it’s an exciting time.

Niccolo de Masi - dMY Technology

Now, look, I mean, Will’s a modest guy, and so is his co-founder, Robbie, Patrick. But, you know, the dMY does believe this is $100 billion market cap business. It might, it deserves to be a trillion dollar market cap business someday. And here’s why. You know, if you look at Google in 2001, right? No, a lot of people didn’t think that, you know, a data company based on searching was gonna be a trillion dollar business. And that was 20 years ago. Okay. You know, you look at Planet in 2021. Right. And you look at all those verticals. And I sort of sit here and I go, well, we’ve built our own hardware, because as Alan Kay put it, once we’re serious about software, every one of those verticals you just looked at is easily a billion dollars in revenue for Planet. If you if you break down companies each paying, you know, $5 million a year $10 million a year. You know, that kind of thing. You’re correct Patrick that people forget. And I built some of the first apps you might remember for the Apple App Store, like 10 years ago, 12 years ago, it was a hobby business for Apple. Today, it’s a $100 billion revenue business getting, you know, quasi regulated. So here’s the lawsuit that goes down, you know, with epic, right in Washington, right. And so people underestimate how far businesses you know, can evolve in 10 years. And the fundamental nature of what Planet’s doing, and Will always says this, is he’s making the whole Earth, you know, indexed and searchable, right? Everyone’s working out how to use that data, I think finance people are gonna be on this, you know, quickly, because of the sort of cycle times. Other industries are kind of figuring it out slowly, but surely here, but, you know, boy, is this a big long term compounder, if I’ve ever seen one, right there. You can’t really find a company that doesn’t have a use for this data. It’s just a question of having the software on top of the data, and Will hitting the price point that gets them locked in.

Patrick Moorhead

Yeah, and by the way, I worked for Alta Vista. I was on the wrong end of dot-com, one dot O, but hats off to them. So, um, as investors, what are some of the precursors? What are the signals that we should be looking for? For Planet’s growth? And where is the industry headed in the future?

Will Marshall - Planet

Well, look, one of the indicators of Planet’s growth is the growth in our pipeline. So we mentioned an MSA that grew 45% year on year. That’s where we’re gonna see I mean, we’ve got in this is just qualified pipeline that we think very carefully about it. Another is how many sales reps do we have? So I mentioned 21 gave us the 113 million in revenue last year, we have already that’s ramped reps, we’ve already doubled that to just over 40, which is what we need for next year. They’re not ramped yet. But we’ve already got those people on the payroll. So you know, those are the kinds of things that helped that. But I would also say that there’s another side of it, it’s just awareness. So there’s a fascinating piece in The New York Times, just last week, by Tom Friedman, about his summary of the climate conference in Glasgow, and I was there, and I bumped into him, we were chatting, and, you know, every country’s commitments, and every company’s commitments in the sustainability space, the very next step when they come back to their headquarters, wherever that is, whichever capital or wherever they are. And they said, well, I’ve just made this commitment to end deforestation or reduce iron emissions, or whatever it is. Now, how do I get there? Right? And a lot of them don’t have plans. So it’s not completely crazy to talk about this. The next step, the very first step is measurement. How am I doing? And where am I on track to where I want to go? Whether that’s emissions, country, companies doing the ESG targets. And this isn’t a minor affair, right? The EU is putting a trillion euros to its Green Deal. That’s 25% of its budget, right? That is all to transition agriculture in those territories to be sustainable agriculture, fisheries to reach sustainable fisheries, protecting and stopping illegal deforestation, and all these things regulating emissions. But again, they need to track all that stuff. Where’s the carbon? Where are the trees? Where’s the water? Where’s the pollutants? And what do you need for that, satellites are the best way of getting a baseline on all of that natural capital. You know, my co-founder likes to talk about how we need to move to a true cost economic system, that you know, the value of nature has been previously presumed to be free, you cut down a tree, you don’t have to pay anyone for the tree, you just go and sell it. Well, it turns out that had a lot of value, and we were just ignoring that value. Now we need to take it into account. What does that mean? That means tracking natural capital, so that we can take it into account in our economic system. That’s the evolution, that’s the reshaping of the economic system that we have to do. It’s not just a nice, you have to do, otherwise we’re going to all die. Like is a kind of imperative situation. And so as we get it more, as companies and countries get more serious about their sustainability goals, Planet’s data only gets more relevant.

Patrick Moorhead

So Niccolo I’ve heard you talk about moats that companies have and I’m curious from your point of view, and I think investors should think through this. What are some of the moats that you’ve seen that Planet has? Like why can’t X company right who has shot up some satellites take some pictures and just take pictures of the Earth on a daily basis?

Niccolo de Masi - dMY Technology

Yeah, I mean, look, I’m gonna chime in and then let Will also you know, give us sort of two cents. I mean, in general, Planet is a business that is so far ahead of competitors. We take it for granted. Right. And this is one of the things I’d like to dispel on this session with you, Patrick is how hard this stuff is. And I look, I’m a physicist originally, you know, I didn’t do my doctorate as Will did. But you know, just the hardware of this is, I think, a five to seven year, if you unlimited amounts of cash. It will still take you five to 10 years to get the minds required, I mean, Will builds and designs and assembles his own satellites in house. That gives him faster turnaround times from sort of piece of paper to orbit, it also gives him better margins, it gives him more powerful devices. So he’s like that Apple business on the hardware side. On the software side, they’re also building the proprietary stack that apple you know, Apple software businesses is a fortune, I think it’s a fortune 50 business in its own right, if not a fortune 10 business almost right. Planet’s got all that same opportunity here. And it takes a lot of time to be able to do this, even with one satellite. All the rest of the competitors, Will always says they’re PowerPoint satellites. I mean, almost everybody else, their use case, their proof point is our website. Like Will has done it. So it will say it must be possible. Its’ really hard hardware as you know, Patrick, right. We’ve conquered that. We’re not resting on our laurels here. Will has a new fleet of satellites coming out to track met methane emissions, we should talk a bit about that. But you know, when I look at all the barriers to entry here, this is a real nine figure business. Every one of those verticals that we sort of showed a few seconds ago, I think is a 10 figure business. And essentially the biggest, you know, business this decade. There’s a lot of energy around sustainability, as you’ve heard. But the beauty of being the raw data provider, as well as the value added software provider, is you get to win, no matter how this plays out. Right. So Google uses the data for maps, Pokemon. There’s a whole gaming business that uses maps. The Metaverse uses maps, that’s not even a vertical on that page. Right. But there’s an almost endless number of use cases when you have proprietary data, and an endless lead here. And by the way, I just want to point out, you know, this whole business you see nine figures of revenue, it’s been processed pretty much off of inbound leads, you know, Marc Benioff’s an investor in the pipe. Right Koch, CPPIB, BlackRock, they’re all investors for slightly different reasons. Right, Koch is obviously capitalistic companies trade business. Blackrock believes in ESG. Marc Benioff, you know, is an enterprise king. And he’s a friend of Wills, you know, personally, and he’s like, this is I think this is his biggest personal investment ever to date. And you stand back and you go, well why? Well, because he knows, if you add 100 sales reps, the payback period is like six months. Right? And so all the hard work of sinking money, time and engineering brainpower and PhDs into this has happened, we keep doing it. But what I love with this IPO Patrick and we look for this at dMY, is extremely high ROIC investments are going to happen in the next few 100 million dollars, I mean, six month payback periods, not six quarters, six year payback periods are about to happen to this company in the next, you know, next few months.

Will Marshall - Planet

And if I, if I can just add, Patrick, I mean, it is, you know, people say it was getting easier and easier to put satellites into space, kind of sort of, it’s really bloody hard to be quite honest. You know, we have to design all the different components of the satellites, it’s totally a bonus that we’ve got our own radio design, our own camera design, our own power system design, all those systems have to work together in the satellite. It’s a bit like designing an iPhone, except we have a few extra subsystems that they don’t have to have in an iPhone, like your power source and your navigation system and a few other things that are kind of complicated, too. And we have that ground stations around the world, we have the admission control systems, and then we build the data on top of that. It is like it’s really complicated to build all of that. But then, once you have it, of course, the data is a one to many event. Yeah. You know, there’s big, I like to think of it as there’s a big moat to go and you build up a system like that. And in any case, once you get there, there is this one to many business. And by the way, it is also true that people talk about there’s lots of other people putting up satellites, kind of sort of again. So last time, I counted half the satellites in space were two companies Planet and SpaceX. So it’s yes, there’s a few people with a couple of satellites, not many people with a fleet of satellites. And there’s a big difference between launching a fleet of satellites, again, a fleet of satellites on PowerPoint, it’s very easy and a fleet of satellites actually in space, working is really, really hard. So, yeah, some of these things need to be taken away. I think it’s amazing that the space industry is opening up in a way, but it is not for the faint of heart. And this is not, Planet it’s not going to be replicated by two kids dropping out of Stanford and starting, you know it’s much more complicated than that.

Patrick Moorhead

Yeah, I’m thinking about getting a rocket kit and Nikon camera up there, to see what I can do. No, I may actually steal that phrase from you “PowerPoint satellite”, and of course, give you no credit for it whatsoever. But hey, Will, I’m gonna put you on the spot here. This came up before is there anything you can talk about on your roadmap? I think you may have talked a little bit about that in the in the investor presentation last week?

Will Marshall - Planet

Yeah, yeah, I can tell you about a few things. So we just actually had a user conference. And we announced a few cool developments there. Firstly, we announced a new fleet of satellites. So a fleet of satellites, that is a hyperspectral satellite. So this is lots of color bands, you know, like humans seeing RGB, these satellites will see in 400 colors, and across a wider range of wavelengths than the human eye can see. And these will allow us to tell and detect Point Source methane and CO2 emissions, so we can already tell rough status of coal power plants and everything around the world. And of course, countries are really interested in that data, like are the coal power plants decommissioning, on schedule, and so on. But this gets it to the next level of fidelity, where are the sources how much methane is coming out? Where where’s the leak in that gas pipeline? Where’s that waste dump, there’s extra emphasis in natural methane. So we can detect methane and point source CO2 emissions around the whole planet on a regular basis, and we’re launching a fleet of satellites to do that. We also announced a product called Fusion SAR, which is where we are adding synthetic aperture radar data to our data set. So we’ve often found that one plus one equals three in data combinations, you have combined two datasets, and it’s more than the value of the sum of the parts, because there’s value at the intersection of the value of those two sub pieces. So we’re adding SAR to already successful product that we have called Planet fusion, to add even more value to that. So that was another announcement. And, and just a cop, we also announced that Mike Bloomberg, and Bloomberg Philanthropies are putting $25 million into this carbon mapper project, which we is part of a consortium together with us and NASA to build these satellites. And it’s that brings us to $125 million in funding for that project, to get it going to get all the satellites up there. And we’re really pleased to be part of that, that consortium doing those missions. And that’s not just a public good thing, right? We will sell that data of course, to the regulators and the California Air Resources Board, which is a pioneering environment regulator in the world, is part of that consortium. But we will also sell it to the oil and gas companies who are trying to not get fined, right. And so we will be out, they want to get ahead of that. And so we are going to be able to help them determine where the gas leaks are before. And as quickly as possible. That’s good for Planet, and it’s good for the planet.

Patrick Moorhead

That’s great. I love that. So we have one segment left. Let’s talk about Planet going public here. What’s the status of the SPAC and where are we headed? Maybe Niccolo will kick off with you.

Niccolo de Masi - dMY Technology

Sure. I mean, look, we’re in the final days here. This transaction was announced. You know, back in July, we have our shareholder vote on December 3, the ticker will change the week of early the week of the sixth probably on the seventh. So DMYQ is the way to get involved with the story now, before it probably runs away from you as the expression goes, as more people discover it. Then you know, the business transaction will close because the business is fully funded off of the PIPE alone, which is $250 million. There’s about $340 million in the DMYQ trust as well. And so Planet upon business combination close will be better funded than it ever has been in its history to prosecute all of these growth levers and vectors we’ve talked about. You know, by the way, you know, one of the reasons we’re going public is not just to continue winning the talent war and Will has big advantages on that front because we’re a public benefit corporation we obviously have a big mission not just to be a great business, but also to do things for the planet humanity. But there’s also a big consolidation opportunity. You know, Will made an acquisition just last week, which we should spend a couple minutes on. There’s many, many more where that came from, and being public and having the capital and also the public paper and means we have that growth factor to accelerate with as well.

Patrick Moorhead

That’s excellent. Will, how about from your, from your point of view? Comments?

Will Marshall - Planet

One, look, generally, I would say that planet is ready to go public, you know, we have retired the risk on the satellite fleet, it’s working, we found product market fit. And it got scale business over 100 million in revenue last year. So it is prime time to go public. And what we’re feeling is the world needs Planet, we have felt this especially going to things like the climate conference, again, like this is really the world needs our data now. And you know, everyone’s going, wait, we need daily satellite imagery. Well, we just we spent 10 years building all of that. So it’s ready to go primetime for the world. So the timing is excellent. We think, to go public, we’re really excited, we’re doing that with dMY technologies who, you know, really understood us as a data business, not just this space piece, the space piece is cool, and it’s exciting, but we’re a data business. And that’s a really cool business. And it has huge relevance to what the market needs, which is, especially to help us with sustainability. And that’s not just a side show. It’s a really cool aspect of why, why we’re doing this. So no, I’m really excited. I think, I think that it’s great that not just qualified investors now will get to invest in Planet and retail investors and the like. Because I think, you know, people will see the value of us and the relevance of it to the sustainability transition, everyone gets that we’ve got to do it. And we’re in a planetary emergency, and our data can significantly help us to navigate that those times with precision. And so that’s, that’s, you know, we’re helping me make it enable people to make smarter decisions day to day about resources. And that’s both a thing that enables us to build a business and, and a massively important thing for the planet.

Patrick Moorhead

So I love that good. Good for the planet, good for business, good for the planet. How about that? Gentleman? Is there any anything I didn’t ask you? That I should have asked you. That or anything. Any final words before we end this?

Will Marshall - Planet

One quick thing is that, just like we’ve made some really interesting product announcements, we’ve also recently made some exciting commercial partnership announcements. So we announced an expansion of our partnership with NASA, getting our data in the hands of researchers to do important climate research and also help us with use cases like agriculture and forestry. We did a partnership with the US Department of Agriculture, which is really exciting, because they’re using it for helping their crop reports. And then that can help finance like I mentioned. And then we finally announced a partnership with Google. You know, they use our data already in maps, but now they’re going to use it in addition, we’re going to go to market together with Google Cloud, their cloud, our data to enable industries that are the cross section of those capabilities. So for example, sustainable supply chain management, many companies have been asking us, hey, can you help us to monitor your supply chain? And so we’re going to build capabilities together that can go after those markets. And that’s really good for us. And so there’s some of the recent product, business announcements to add to those product announcements I mentioned earlier.

Patrick Moorhead

I’m glad you added that. And you guys are cranking out news so quickly, the last month, I can barely keep up. So thank you. Anything, Niccolo, you wanted to add any final comments before we wrap up?

Niccolo de Masi - dMY Technology

We’re just getting started. We’re just getting started here, right. I mean, those of you who are listening, I think you’re in on the ground floor of, I think the next Google, Apple, Tesla type business in the next, you know, decade. Data is sort of a cornerstone of every business today and from all sectors, three letter agencies through to, you know, the Googles of the world themselves. And sustainability is a big business. I mean, one of the things that I always noticed when I read the newspaper, Patrick is, you know, someone launches a new carbon sequestration plant its oversubscribed and sold out by a factor of six. Now before we even get going, right? And the beautiful thing about Will’s business is it can’t sell out because there’s a database that he can resell, he can sell and resell right. So he’s not ever capacity limited, right. And so I loved when I looked at those verticals. I love the fact that the good guys want to track you know, leaks and methane emissions to be better. The regulators want to catch people, right. And then there’s obviously people that want all that information, want to build a trade off of and keep track of where oil tankers are getting bogged down in what’s going on on roads and logistics companies. And so everybody has a reason to be a customer everyone will be a customer and you’re going to see that this is a phenomenal business, for each one of those verticals let alone you have effectively 10 verticals. And you’re spot on Patrick. I mean, people never know where a fundamental data software coming like this is going to be, you know, down the road, they don’t know the use cases. I mean, Pokemon Go is a big business, right? The Metaverse will be a big business. It’s not even a vertical on that page. But I can assure all of us at Facebook and Roblox human puts energy into that, you know, Planet’s going to be benefiting from that, because we’re kind of the railroad for, I think, the next 20 years of digital transformation and growth.

Will Marshall - Planet

And can I just add, final quick thing, Patrick, that riff off that the, you know, The Economist equate that data is the new oil. And I think there’s some really powerful pieces about that, right? Oil services, lots of other markets, cars and shipping and, and factories and all the rest of it, you have to refine the data that oil to make it useful. Right now, the only difference is, of course, data is clean. We’re not screwing up the planet by using it. And it’s one to many. We can sell online, you can you can only sell a liter of oil once, you can sell a square kilometer of imagery multiple times. And so it’s one to many, but in the sense that it powers lots of vertical markets, and that everyone needs it to make work if you like that data is the new oil in that sense. And it’s a huge economy. And, you know, obviously there’s other data companies. I mean, really, Google is a data company, right? And there are others and Bloomberg, which we’d likened and ourselves to the Bloomberg terminal is a data company and they’re doing very well. And I think that there’s a lot of future in data companies.

Patrick Moorhead

I love that guys. It’s been fascinating. Will and Niccolo, I want to thank you for coming on the show. I’m sure this is going to get a ton of views and you’re going to be busy last week, busy this week. But looking forward to see how the market responds to going public. So congratulations, super stuff and everybody out there listening. You know where to find me on Twitter. Tell me what we’re doing right. Tell me what questions you have. But all in all, thanks for tuning in and have a great week. Hopefully you get a little bit of time off this week. If not, have fun working. Take care.

Important Information and Where to Find It

This communication may be deemed solicitation material in respect of the proposed Business Combination between dMY IV and Planet. The Business Combination will be submitted to the stockholders of dMY IV and Planet for their approval. In connection with the vote of dMY IV’s stockholders, dMY IV has filed a Registration Statement with SEC, which includes a proxy statement/prospectus and certain other related Documents. dMY IV has also commenced mailing the definitive proxy statement/prospectus and a proxy card to each stockholder of record as of October 19, 2021 entitled to vote at the special meeting relating to the Business Combination. dMY IV also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY IV’s stockholders and other interested parties are urged to read, the Registration Statement, which includes the preliminary proxy statement/prospectus, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY IV’s solicitation of proxies for the special meeting, as these materials will contain important information about Planet and dMY IV and the proposed Business Combination and other related matters. Stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV is included in the Registration Statement, which includes the preliminary proxy statement/prospectus, the amendments thereto, the definitive proxy statement of dMY IV, for the Business Combination and is available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the definitive proxy statement/prospectus for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing of the Special Meeting, and the consummation of the Business Combination, the services offered by Planet and the markets in which it operates. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or satisfy other conditions to closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV and Planet caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV and Planet do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.